Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 24, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated May 24, 2006

Enclosed is a copy of our News Release dated May 24, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA
RESOURCES

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 24, 2006

For Immediate Release
TSX Venture: "DTA"

Update on DO Diamond Project
Comments on Micro Diamond Analyses
Proposed Exploration Program for 2006

Referring to Will Purchell's article in Stockwatch May 17, 2006, "Diamond North Beams about gems" and his gratuitous reference and comments with respect to the Tli Kwi Cho (DO27 and DO18 Kimberlites), Dentonia observes and replies:

In 1993/1994 nineteen (19) core drill holes were drilled into the approximate 9 hectares DO27 kimberlite, penetrating, in total, 1,051.5m of kimberlite, providing a sample weight of 1,307kg, containing 352 macro diamonds (>0.5mm) and 1,033 micro diamond (<0.5mm), or in total 2.823 carats, or if these results are extrapolated, a grade of 2.16 carats/tonne for the DO27 pipe as a whole.

Initially, it was not recognized that the DO27 kimberlite consists of at least two lobes or vents, now referred to as the "Main Vent", or "Southern Lobe", or "PK" and the "North Eastern Lobe", or "Subsidiary Vent" or "VK".

Referring to Kennecott's Report of November 1994, the micro diamond results were described as follows:

> "The majority of the drill hole kimberlitic intersections were split and half of the core was sent to Lakefield Research in Peterborough, Ontario for diamond analysis by caustic fusion. Lakefield reports each stone recovered from this process and gives three x, y, z measured dimensions. The weight of each then calculated by using the three dimensions and a simple rectangular prism volume formula. This method tends to over estimate the actual weights. Simple colour determinations for example white, milky, black is also given for each stone. This colour description is not suitable for determining whether the stone is a gem stone or not."

The following table lists the percentage distributions of the Lakefield colour distributions. Stones above 1mm in one dimension were weighed on a sensitive balance and can be treated as accurate.

DO27 - MICRO DIAMONDS		
PYROCLASTIC		
CLEAR	43% by population	56% by carat weight
MILKY	49% by population	26% by carat weight
BROWN	8% by population	18% by carat weight
LARGEST STONES: Brown	diameter: 3.71mm	Weight: 0.22 ct
Clear	diameter: 2.56mm	Weight: 0.21 ct

The diamonds from the 1994 3,000 tonne bulk sample were described as follow:

"The valuation of the DO27 bulks sample diamonds was completed by CRA Diamonds Limited of Perth, Australia. In brief the diamonds from the Pyroclastic kimberlite in DO27were of good colour and quality (approx. 20% white goods by weight and 30% gem by weight) but were of low value due to their small size (over 47% wt of the diamonds were less than 2mm and 84% were less than 4mm). Only 14% of the gem material by weight was sawable (easily made into a cut gem with minimum loss). Of the stones larger than 4mm only 188 stones were recovered. These larger stones average only US$33 per carat reflecting their poor quality and highlighting the difference between the relative good quality but low value small stones and the large, low value, low quality stones. The best quality large stone was a 3.6 ct stone worth $450/ct. The largest stone was a 9.81 ct industrial worth $10 per carat. A price of US$21.780 per carat was determined."

BULK SAMPLE DIAMONDS							
Micro-diamonds Gem Quality		**Commercial Diamonds Gem Quality**		**Micro-diamonds Colour**		**Commercial Diamonds Colour**	
Gem	18%	Gem	29.1%	White	14%	White	20.5%
Cheap Gem	23%	Cheap Gem	34.6%	Pique	15%	Pique	11%
Industrial	59%	Industrial	36.3%	Cape & Coloured	0%	Cape & Coloured	0.4%
				Brown	12%	Brown	26.8%
				Industrial	59%	Industrial	37.1%

From the foregoing table it is apparent there is a rough correlation between the colour of micro diamonds and 1994 bulk sample diamonds. This parcel was recently revalued and approached US$55 a carat.

To repeat one more time, the bulk sample in 1994, from information available today, sampled the North-Eastern Lobe, at one horizon which appears to be a lower grade horizon within the North-Eastern Lobe and did not provide a representative sample of DO27 kimberlite as a whole and these results may have been statistically skewered towards a lower grade and smaller diamonds.

The "North Eastern Lobe" was described, see Dentonia news release March 16, 2006, relying on Peregrine's news release, as follows:

"The geology of the north-eastern lobe of DO27 is more complex than the main vent and consists of a thin, discontinuous, upper volcaniclastic unit ("Upper VK"), a pyroclastic unit ("PK") that is contiguous with the PK of the main vent, and a highly variable, vocaniclasitc unit ("Lower VK") that can be correlated as a package, but contains many layers that cannot be easily correlated from hole to hole. The Lower VK is underlain by volcaniclastic microbreccia and hypabyssal rocks. Geological observations from core drilling and these latest micro-diamond results further substantiate that the Upper and Lower VK units of the North-Eastern lobe of DO27 are geologically distinct from the pyroclastic unit of the Main Vent. The various sub-units within the Lower VK (referred to as Lower VK-1 through Lower VK-5) reveal microdiamond counts that are both higher and lower than those from the PK unit, (Main Vent) implying that different horizons within this Lower VK unit have different diamond contents. Sub-unit Lower VK-1 is a black, olivine, macrocrystal volcaniclastic kimberlite which is similar to the kimberlite described by KCEI for their underground adit, "which further suggests that KCEI's 1994 bulk sample may have sample one of the lower grade horizons", which statistically skewered these stones towards a lower value.

The micro diamond results from the 9 drill holes program into North Eastern Lobe in 2006, if extrapolate, gave grades of 0.27 ct/tonne to 18.49 ct/tonne. These results may be skewered by the fact that the

samples grading 3.24 ct/tonne and 18.4 of ct/tonne, contained, respectively, one diamond weighting 0.181 ct and 0.592 ct, particulars are set forth below:

Micro-diamond results for the nine core holes drilled into the North-Eastern lobe of DO-27 are as follows:

Upper VK and Main PK

	Upper VK	PK (Upper Horizon)	PK (Lower Horizon)
Sample Weight (kg)	22.1	172.3	222.6
Stone per kg	2.08	2.61	3.36
Carats per tonne	0.27	1.09	1.77

Lower VK – (listed by sub-units Lower VK-1 through Lower VK-5)

	Lower VK-1	Lower VK-2	Lower VK-3	Lower VK-4	Lower VK-5
Sample Weight (kg)	72.6	32.85	40.95	63.45	44.45
Stone per kg	1.83	2.59	3.61	3.17	2.99
Carats per tonne	3.24	18.49	1.42	0.92	1.51

The grade and quality of diamonds from the 151 tonne sample in the winter 2005 are as follows:

MINI BULK SAMPLE – 2005				
	Tonnes	**Carats**	**Grade (Carats per tonne)**	**Value (US$)/ct.**
Hole 1, 2, 4, 5, 6	108	106	0.98	$58.54 - $77.77
Hole 3	43	30	0.70	$32.24 - $35.77
Combined			0.90	$53.21 - $67.20

Analysis from this year's core holes for micro-diamonds have been received from the Saskatchewan Research and Geo-Analytical Council ("SRC") for three of the drill holes drilled into the Main Vent of DO-27, all returned values consistent with the 2005 bulk sampling program. The fourth hole drilled into the Main Vent has not been analyzed at this time. It may be superfluous as the 2006 bulk sample extracted kimberlite from the same area.

Current and Proposed Programs

Twelve large diameter holes totaling 2,424 meters were completed at the DO-27 Kimberlite during the winter and early spring of 2006 with the deepest hole penetrating to a depth of 403 meters and ending in kimberlite. Previously, the deepest large diameter drill hole was from the 2005 program which reached a depth of 209 meters. The interval below this depth had not previously been sampled by large diameter drilling. As of May 10, 2006, approximately 566 tonnes of kimberlite have been extracted during the winter/spring 2006 program for a total of over 717 tonnes of kimberlite extracted from DO-27 to date by the DO Diamond Project joint venture partners through LDRC drilling. The 566 tonnes samples collected, has been shipped to the Ekati™ Diamond Mine to await processing, scheduled for June-July, 2006.

A total of 12 core holes, totaling 2, 929 meters, have been drilled into the DO-27 kimberlite during the winter/spring program. These holes range in depth from 140.5 meters to 308 meters. All twelve holes bottomed in kimberlite. Core drilling is currently continuing with the following objectives:

- Delineation drilling of DO-27, particularly the North East Lobe which is land based.
- Geotechnical drilling at DO-27
- Exploration drilling in the area between DO-27 and DO-18 where previous core drilling intersected kimberlite and where geophysical gravity data suggests that DO-27 and DO-18 may be connected at depth.

The diamond drilling suggests that the kimberlite contacts with the surrounding granitic host rock are more steeply inclined than previously envisaged, particularly on the SE edge of the Main Lobe and in the area of the NE Lobe. Resource modeling is in progress and the recent drilling is expected to have a significant positive impact on the ultimate size of the DO-27 kimberlite.

In 1994, Kennecott calculated a probable and possible resource of 22,670,000 tonnes for the pyroclastic facies of the DO27 kimberlite to a depth of 300 meters and 8,800,000 tonnes for the low grade diatreme, now referred to as the precursor hypabyssal dike, to a depth of 200 meters, and no estimate was given for the DO18 kimberlite.

For comparison, according to published reports, the mineral reserves at the Diavik Diamond Mine, as of December 31, 2005, proven and probable, were 28.2 million tonnes, grading 3.2 ct/tonne.

Current and Proposed Exploration

Exploration elsewhere on the WO Property has begun and will continue throughout the summer. LDRC drilling on the land-based portion of DO-27 (Northeast Lobe) is scheduled to begin in August, 2006. LDRC drilling of the DO-18 kimberlite is scheduled to begin October, 2006.

During the second half of 2006, extensive environmental studies (including wildlife, hydrology, hydrogeology, aquatic resources and permafrost) and diamond drilling to gain additional geological and geotechnical information on DO-27 and DO18 kimberlites will be undertaken.

An estimated budget to complete all planned work on the WO Diamond Project for the remainder of 2006 is $8.7 million.

Dentonia Resources Ltd. is a 1/3 equity stake holder in DHK Diamonds Inc., which has a 20% contributing interest in the WO Diamond Project, or $1.74 million required contribution. Dentonia has sufficient funds on hand to make its pro rata contribution to any overrun of the current program, estimated, for DHK, at $450,000, or for Dentonia $155,000 and to the proposed summer and fall programs of 2006 estimated at $580,000 for Dentonia.

Processing of the 2006 Bulk Sample

According to a Canadian Press dispatch, Monday, May 22, 2006, the operator of the Ekati Diamond Mine, BHP Billiton, is suing the Public Service Alliance of Canada and its affiliate Union of Northern Workers for "illegal acts", however, Ekati Diamond Mine is in full production, including the Pilot Plant, which will process this year is DO27 kimberlite bulk sample. According to "Report on Business" and "Financial Post" the Unions will table a proposal on Thursday May 25, 2006 and contract talks will resume between BHP Billiton and the Union.

Disposition of DHK's Interest

To clarify the legal position, DHK Diamonds Inc. and its three shareholders signed a shareholders agreement in 1992, which provides, not only for a "Right of First Refusal", but prevents the disposition of any one shareholder's interest in DHK Diamonds Inc. without first obtaining the consent of the other two shareholders.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic, President